UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Riot Blockchain, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

767292105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09074N101

1	Names of Reporting Persons Northurst Inc. I.R.S Identification No. of Above Person (Entities Only) None.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x] joint filers
3	Sec Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting PersonWith:	5	Sole Voting Power
	6	Shared Voting Power 1,077,778(1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,077,778(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,778
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 9.27(2)
12	Type of Reporting Person (See Instructions) CO

(1) Jakub Malczewski is the President and sole voting shareholder of Northurst Inc. and as such may exercise voting and dispositive power over these shares.
(2) 11,622,112 shares of Riot Blockchain, Inc. were outstanding as of December 31st, 2017. Northurst Inc. beneficially owns 388,889 shares of Common Stock, 188,889 shares of Common Stock issuable upon exercise of outstanding warrants, and 500,000 shares of Common Stock issuable upon conversion of 500,000 Series B Preferred Shares. Northurst is subject to a 9.99% beneficial ownership limitation.

SCHEDULE 13G

CUSIP No. 09074N101

1	Names of Reporting Persons Jakub Malczewski I.R.S Identification No. of Above Person (Entities Only)
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [x] joint filers
3	Sec Use Only
4	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 1,077,778(1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,077,778(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,778
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 9.27(2)
12	Type of Reporting Person (See Instructions) IN

(1) Jakub Malczewski is the President and sole voting shareholder of Northurst Inc. and as such may exercise voting and dispositive power over these shares.
(2) 11,622,112 shares of Riot Blockchain, Inc. were outstanding as of December 31st, 2017. Northurst Inc. beneficially owns 388,889 shares of Common Stock, 188,889 shares of Common Stock issuable upon exercise of outstanding warrants, and 500,000 shares of Common Stock issuable upon conversion of 500,000 Series B Preferred Shares. Northurst is subject to a 9.99% beneficial ownership limitation.

Item 1.

(a)	Name of Issuer: Riot Blockchain, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

202 6th Street, Suite 401 Castle Rock, CO 80104

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Northurst Inc. and Jakub Malczewski (each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Northurst Inc. is 118 Cragmore Ave Point-Claire Quebec, Canada H9R 5M1.

The address of the principal business office of Jakub Malczewski is 118 Cragmore Ave Point-Claire Quebec, Canada H9R 5M1.

(c)	Citizenship:

Northurst Inc. was formed under the laws of Canada. Mr. Jakub Malczewski is a citizen of Canada.

(d)	Title and Class of Securities:

Common Stock, no par value (the “Common Stock”)

(e)	CUSIP No.:

The Issuer’s CUSIP Number is 767292105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:
	Northurst Inc.:	1,077,778
	Jakub Malczewski:	1,077,778
(b)	Percent of Class:
	Northurst Inc.:	9.27%
	Jakub Malczewski:	9.27%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	Northurst Inc.:	0
	Jakub Malczewski:	0
	(ii)	Shared power to vote or to direct the vote:
	Northurst Inc.:	1,077,778
	Jakub Malczewski:	1,077,778
	(iii)	Sole power to dispose or to direct the disposition of:
	Northurst Inc.:	0
	Jakub Malczewski:	0

(iv)	Shared power to dispose or to direct the disposition of:

	Northurst Inc.:	1,077,778
	Jakub Malczewski:	1,077,778

Jakub Malczewski is the President and sole voting shareholder of Northurst Inc. and as such may exercise voting and dispositive power over these shares. 11,622,112 shares of Riot Blockchain, Inc. were outstanding as of December 31st, 2017, Northurst Inc. beneficially owns 388,889 shares of Common Stock, 188,889 shares of Common Stock issuable upon exercise of outstanding warrants, and 500,000 shares of Common Stock issuable upon conversion of 500,000 Series B Preferred Shares. Northurst is subject to a 9.99% beneficial ownership limitation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1*	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14th, 2018

NORTHURST INC.

By:	/s/ Jakub Malczewski
Name: Jakub Malczewski
Title: President

By:	/s/ Jakub Malczewski
Name: Jakub Malczewski

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of Bioptix, Inc., and further agree that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated: August 3rd, 2017

NORTHURST INC.

By:	/s/ Jakub Malczewski
Name: Jakub Malczewski
Title: President

By:	/s/ Jakub Malczewski
Name: Jakub Malczewski